53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
July 19, 2012 VIA EDGAR CORRESPONDENCE Justin Dobbie Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Manchester United Ltd. Supplemental Correspondence

Ladies and Gentlemen:

On behalf of our client Manchester United Ltd. (the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1 (File No. 333-182535) (as amended, the “Registration Statement”).  This letter follows our telephone conversation held on July 19, 2012.

The purpose of this letter is to provide the Staff with certain disclosure in order to enable the Staff to complete its review of the Registration Statement.  For your review, please find enclosed the “Recent Developments” section the Company intends to include in the Registration Statement.

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July 19, 2012

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosure

cc:

Patrick Kuhn, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Donald Field, Securities and Exchange Commission

Justin Dobbie, Securities and Exchange Commission

Edward Woodward, Manchester United Ltd.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander F. Cohen, Esq., Latham & Watkins LLP

Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP

Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP

Michael P. Kaplan, Esq., Davis Polk & Wardwell LLP

John B. Meade, Esq., Davis Polk & Wardwell LLP

Jennifer Harper, PricewaterhouseCoopers LLP

Recent Developments

Set forth below are certain preliminary estimates of our results of operations that we expect to report for our fiscal year ended June 30, 2012.

•                  Our consolidated revenue is expected to be approximately £315 million to £320 million, representing a decrease of 5% and 3%, respectively, as compared to £331.4 million for the year ended June 30, 2011.

•                  Commercial revenue is expected to be approximately £115 million to £117 million, representing an increase of 11% to 13%, respectively, as compared to £103.4 million for the year ended June 30, 2011, primarily as a result of an increase in the number and value of our sponsorship relationships, as well as additional appearance fees from our North America promotional tour.

•                  Broadcasting revenue is expected to be approximately £102 million to £104 million, representing a decrease of 13% to 11%, respectively, as compared to £117.2 million for the year ended June 30, 2011, primarily as a result of our failure to qualify for the knockout stages of the Champions League in the 2011/12 season as compared to reaching the final of the Champions League in the 2010/11 season.

•                  Matchday revenue is expected to be approximately £97 million to £99 million, representing a decrease of 13% to 11%, respectively, as compared to £110.8 million for the year ended June 30, 2011, primarily as a result of playing four less home games in the 2011/12 season as compared to the 2010/11 season.

•                  Our total operating expenses are expected to be approximately £283 million to £286 million, representing an increase of 4% to 5%, respectively, as compared to £272.7 million for the year ended June 30, 2011, primarily as a result of increases in football player and staff compensation.

•                  Our profit for the year from continuing operations is expected to be approximately £22 million to £24 million, an increase of 69% to 84%, respectively, compared to £13.0 million for the year ended June 30, 2011, primarily as a result of a decline in revenue described above being more than offset by an increase in our tax credit of approximately £27 million.

•                  We currently estimate that our Net finance costs will be approximately £49 million to £50 million, Taxation credit will be approximately £26 million to £28 million, Depreciation will be approximately £7.0 million to £8.0 million, Amortization of players’ registrations will be approximately £38.0 million to £38.5 million, Profit on disposal of players’ registrations will be approximately £9.0 million to £10.0 million and Operating expenses - exceptional items will be approximately £9.5 million to £11.0 million. Having assessed all the individual line items, we currently anticipate reporting Adjusted EBITDA to be approximately £90 million to £92.5 million, representing a decrease of 18% to 16%, respectively, as compared to £109.7 million for the year ended June 30, 2011, primarily reflecting the reduced Matchday and Broadcasting revenue described above, partially offset by increased Commercial revenue.

Adjusted EBITDA is a non-IFRS measure. For a definition of Adjusted EBITDA and, for the 2011 data referred to above, reconciliation to profit from continuing operations, the most comparable IFRS item, as well as the reasons why management believes the inclusion of Adjusted EBITDA is appropriate to provide additional information to investors about our performance, see “Selected Consolidated Financial and Other Data”.

We expect our net player capital expenditure for our fiscal year 2012 will be approximately £50 million while our general capital expenditure (property, plant and equipment) will be approximately £23 million.

As of June 30, 2012, we had approximately £70 million of cash and cash equivalents and approximately £437 million of borrowings outstanding.

We have provided a range for our preliminary results described above because our financial closing procedures for our fiscal quarter and our fiscal year ended June 30, 2012, are not yet complete.  We currently expect that our final results will be within the ranges described above.  However, the estimates above are preliminary and represent the most current information available to management.  Therefore, it is possible that our actual results may differ materially from these estimates due to the completion of our financial closing procedure, final adjustments and other developments that may arise between now and the time our financial results for our fiscal year 2012 are finalized.

We expect to complete our closing procedures for our fiscal quarter and our fiscal year ended June 30, 2012 in August 2012. Accordingly, you should not place undue reliance on these estimates. The preliminary financial data for our fiscal year 2012 included in this prospectus has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.